C21 Announces Q3 Earnings Release Date and Change of Auditor

VANCOUVER, December 1, 2022 - C21 Investments Inc. (CSE: CXXI and OTCQX: CXXIF) ("C21" or the "Company"), a vertically integrated cannabis company, today announced that it will report its financial results for the third quarter (ended October 31, 2022) on December 15, 2022.

In addition, the Company announced that it has changed its auditor from Baker Tilly US, LLP ("Baker Tilly") to Marcum, LLP ("Marcum"), effective November 30, 2022. At the request of the Company, Baker Tilly resigned as the Company's auditor effective November 30, 2022. The Board of Directors appointed Marcum as the Company's auditor effective November 30, 2022.

Chairman, Bruce Macdonald: "We are pleased to be working with Marcum, a leading firm that represents many of the largest public operators in the industry. We believe Marcum will help us navigate the unique challenges of the U.S. cannabis market. We look forward to reporting our Q3 earnings results on December 15th."

In accordance with National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102"), the notice of change of auditor, together with the required letters from the former auditor and the successor auditor, have been reviewed and delivered by the Board of Directors of the Company and will shortly be filed on SEDAR. There were no "reportable events" as such term is defined in NI 51-102 between the Company and Baker Tilly.

For further inquiries, please contact:

Investor contact:	Company contact:

Investor Relations	Michael Kidd
info@cxxi.ca	Chief Financial Officer and Director
+1 833 289-2994	Michael.Kidd@cxxi.ca

About C21 Investments Inc.

C21 Investments Inc. is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, including legacy Oregon brands Phantom Farms, Hood Oil and Eco Firma Farms. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 can be found at www.sedar.com and www.cxxi.ca.